Exhibit 99.1

Lorus Therapeutics Announces the Departure of its
President and Chief Operating Officer

TORONTO, ONTARIO - March 18, 2014 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Company”) announced that Dr. Aiping Young is leaving her position as President and Chief Operating Officer of Lorus, effective today. William G. Rice, Ph.D., Chairman of the Board and Chief Executive Officer of the Company, and the other members of the Company’s Board of Directors, on behalf of Lorus, thank Dr. Young for her years of service to the Company and wish her well in her future endeavors. Dr. Young’s responsibilities will be assumed by other members of senior management.

About Lorus

Lorus is a biopharmaceutical company targeting essential apoptosis pathways to deliver transformational cancer drugs. Lorus’ goal is to capitalize on its research, preclinical, clinical and regulatory expertise by developing new drug candidates that can be used alone and in combination with other drugs to successfully treat specific forms of cancer. Lorus Therapeutics Inc. is listed on the Toronto Stock Exchange under the symbol LOR.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of Canadian and US securities laws. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

# # #

Enquiries:

For further information, please contact:

Greg Chow, Chief Financial Officer

416-798-1200

gchow@lorusthera.com

For US media, please contact:

BCC Partners

Karen L. Bergman or Susan Pietropaolo

650-575-1509 or 845-638-6290

kbergman@bccpartners.com or spietropaolo@bccpartners.com